Joseph J. Tomasek, Esq.
75 North Bridge Street
Somerville, New Jersey 08876

September 11, 2007

VIA EDGAR, OVERNIGHT DELIVERY AND TELECOPY
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20005

Attention:	Mark P. Shuman
Branch Chief-Legal

Re:	Magnitude Information Systems, Inc.
Post Effective Amendment No. 2 to Registration Statement on
Form SB 2
Filed on August 27, 2007
File No. 333138961

Dear Mr. Shuman:

On behalf of Magnitude Information Systems, Inc. (the “Company”), we are filing via EDGAR today Post-Effective Amendment No. 3 to the Company’s registration statements on Form SB-2, employing a Rule 429 combination prospectus (the “Post Effective Amendment”) and Amendment No. 1 to our Form 10-QSB for the quarter ended June 30, 2007 (the “Form 10-QSB/A”) . The Post Effective Amendment contains revisions responsive to the comments set forth in the Staff’s letter to the Company, dated September 6, 2007. For the convenience of the Staff’s review, we are mailing three (3) paper copies of the Post Effective Amendment, marked to show all modifications, together with copies of the Staff’s September 6, 2007 comment letter, containing 3 comments. Please note the Company’s following responses keyed to the Staff’s comments in its September 6, 2007 letter:

Part II. Item 26. Recent Sales of Unregistered Securities, page 41.

1.
With respect to the information you have added for sales in the quarter ended June 30, 2007, please include all information required by Item 701 of Regulation S-B. For instance, you do not include the date of the sale for any of these transactions. For the note transactions, you do not include the amount of securities sold.

Pursuant to the Staff’s comment, we have revised the disclosures of the transactions for the quarter ended June 30, 2007 to include all of the information required by Item 701 of Regulation S-B to include: the date, title and amount of securities sold; the class of persons to whom the securities were sold are identified as “former officers”, “shareholders” and “accredited investors”; the disclosure at the end of the transactions through June 30, 2007 that no underwriter was involved in these transactions and that no discounts or commissions were paid in connection therewith; the total amount and type of securities involved and the amount of consideration received, and; at the beginning paragraph of Item 26, statements identifying the section of the Securities Act and the rule of the Commission under which the Company claimed exemption from registration and the facts relied upon to make the exemption available.

2.
In Post-Effective Amendment No. 2, you have deleted descriptions of a dozen recent sales which you had added to the disclosure in Post-Effective Amendment No. 1. Please explain why you have deleted this disclosure in Post-Effective Amendment No. 2. Item 701 of Regulation S-B requires you to disclose all unregistered sales within the past three years. If these transactions occurred, you should disclose them in this section. We may have further comment.

Please be advised that the Company has reinserted the dozen transactions in the Post Effective Amendment previously disclosed in Post Effective Amendment No. 1, as well as a thirteenth transaction identified as the fourth transaction occurring on June 22, 2007 during the quarter ended June 30, 2007. The failure to include the disclosure of these transactions in Post-Effective Amendment No. 2 was due to an unintentional and inadvertent error during the edgarization process.

Signatures

3.
In the post-effective amendment which you file in response to these comments, please obtain the proper signatures. Specifically, the registration statement must be signed by your controller or principal accounting officer, acting in his capacity as such and not on behalf of the company. See the instructions for signatures at the end of Form SB-2. Please indicate that Mr. Klaube serves in this capacity under the title entry for his personal signature block.

In response to the Staff’s comment, Mr. Klaube’s personal signature block has been expanded to include his position as the Company’s principal accounting officer among the capacities in which he serves the Company and in which capacities he signed the Post Effective Amendment.

In connection with this request, we have included with this correspondence a letter addressed to the Commission from Edward L. Marney, President of the Company, containing the “tandy” representations concerning Company management’s responsibilities for the adequacy and accuracy of the disclosures in Company filings.

Amendment No. 1 to our Form 10-QSB for the Quarter Ended June 30, 2007

We have amended Part II, Item 2, Unregistered Sales of Equity Securities and Use of Proceeds, to conform to the changes made in Part II, Item 26 of the Amendment discussed above.

Very truly yours,

/s/Josedph J. Tomasek
Joseph J. Tomasek, Esq.

cc: David L. Orlic, Commission Staff